Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES

	YEAR ENDED DECEMBER 31,					SIX MONTHS
	2003	2004	2005	2006	2007	ENDED JUNE 30, 2008
Ratio of Earnings to Fixed Charges	NM	NM	NM	NM	NM	15.8x

Deficiency of earnings available to cover fixed charges	$(2,000)	$(5,000)	—	—	—	—

NM:   NOT meaningful — fixed charges were either nil or very small and consequently the ratio calculated is greater than 100.
     For 2003 to 2007, the ratios were not meaningful due to low or no fixed charges. For the six months ending June 30, 2008, fixed charges amounted to RMB3 million and consequently the ratio of earnings to fixed charges was 15.8x .
     In calculating the ratio of earnings to fixed charges, we used the following definitions:
     The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.
     The term “earnings” is the amount resulting from adding the following items: (a) Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, and subtracting the following items : (a) interest capitalized, (b) preference security dividend requirements of consolidated subsidiaries, and (c) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.